Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-132201
Dated January 10, 2008

TOYOTA MOTOR CREDIT CORPORATION
5NC1: CMS Curve Linked Notes (the "Notes")

General

Issuer:				Toyota Motor Credit Corporation ("TMCC")
Issuer Rating:			Aaa/AAA
Agent:				Morgan Stanley & Co. Incorporated
CUSIP:				89233PQ33
Principal Amount:		US $10,000,000
				(may be increased prior to Original Issue Date)

Trade Date:			January 10, 2008
Original Issue Date:		January 22, 2008
Stated Maturity Date:		January 22, 2013

Issue Price:			100%
Net Proceeds to Issuer:		100%
Agent's Discount or Commission:	0.00%
The Agent will enter into swap transactions with the Issuer to hedge the Issuer's obligations under the Notes
Reoffer Price:			100%

Business Days:			New York
Minimum Denominations:		$10,000 and $10,000 increments thereafter
Settlement:			DTC
Form of Note:			Book-entry only
Calculation Agent:		Deutsche Bank Trust Company Americas
Original Issue Discount:	No
Specified Currency:		U.S. Dollars

Redemption:			The Notes are subject to redemption by the Issuer,
in whole but not in part, on January 22, 2009 and on each Interest
Payment Date thereafter (each a "Redemption Date") with 10 calendar days' notice at a redemption price of 100% of the principal amount plus accrued and unpaid interest.

Interest

CMS Spread:			10CMS - 2CMS; where
	"10CMS" is the 10-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release
H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time.
	"2CMS" is the 2-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15
and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time.

Interest Rate:			During the period from (and including):
	(a) Original Issue Date to (but excluding) July 22, 2008: 4.5% per annum
	(b) July 22, 2008 to (but excluding) the Maturity Date (the "Floating Interest Rate Period):

	the greater of (1) 5.5* (CMS Spread - Strike) and (2) 0%.

	For the purpose of determining the CMS Spread level applicable to a semi-annual Interest Calculation Period, the CMS Spread level will be the CMS Spread measured two (2) U.S. Government Securities Business Days prior to the related Interest Reset Date (each an "Interest Determination Date").

Strike:				0.25%

Interest Payment Dates:		Semi-annually, on each January 22 and July 22,
				commencing with a first interest payment on July 22, 2008.

Interest Reset Dates:		Each January 22 and July 22,
				commencing July 22, 2008.

Interest Calculation Period:	The semi-annual period from and
including the Original Issue Date (in the case of the first Interest Payment Date) or previous Interest Payment Date, as applicable, to but excluding the next Interest Payment Date.

Minimum Interest Rate:		0.00%

U.S. Government Securities Business Day:
	Any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Governing Law:			New York
Day Count Convention:		30/360
Business Day Convention:	Following
Period End Dates:		Unadjusted

This term sheet relates to the Prospectus dated March 7, 2006, as supplemented by the Prospectus Supplement dated March 7, 2006, which can be found at: http://www.sec.gov/Archives/edgar/data/834071/000104746906002954
/a2168048z424b3.htm


Risk Factors

      An investment in CMS Curve Linked Notes such as the Notes entails significant risks not associated with similar investments in a conventional debt security that bears interest at a fixed rate, including, but not limited to, fluctuations in 10CMS and 2CMS, and other events that are difficult to predict and beyond the Issuer's control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Investors Are Subject to the Credit Risk of TMCC
      The credit ratings assigned to TMCC represent the rating agencies' opinion regarding its credit quality and are not a guarantee of quality. Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Therefore, the ratings assigned to TMCC may not fully reflect the true risks of an investment in the Notes.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero
      Because 10CMS and 2CMS are floating rates, the CMS Spread will fluctuate. Beginning on the first Interest Reset Date, the amount of interest payable on the Notes will vary and may be zero. Beginning on the first Interest Reset Date, if the difference between the CMS Spread and the Strike is less than or equal to zero (that is, if 10CMS does not exceed 2CMS by more than 0.25%) on the second U.S. Government Securities Business Day prior to the beginning of a semi-annual interest period, you will not earn any interest during that interest period. Furthermore, unless the Notes are called, the interest rate that is determined on such date will apply to the entire interest period immediately following such date even if the CMS Spread increases during that interest period.

The Notes May Be Called at the Option of TMCC, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

      TMCC may call all of the Notes for payment on any Redemption Date. In the event that TMCC calls the Notes, you will receive only the principal amount of your investment in the Notes and any accrued and unpaid interest to and including the redemption date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the Notes.

The Relative Values of 10CMS and 2CMS Will Affect TMCC's Decision to Call the Notes
      It is more likely TMCC will call the Notes prior to their maturity date if the CMS Spread results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity. If TMCC calls the Notes prior to their maturity date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the Notes.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity
      Unless previously called by TMCC, from and including the first Interest Reset Date to but excluding the maturity date, the Notes will bear interest at a per annum rate equal to the greater of (i) 5.5 times an amount equal to the difference between (x) the CMS Spread and (y) 0.25% and (ii) 0%. As a result, the effective yield on your Notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of TMCC of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less than the Amount You Originally Invest
      TMCC believes that the value of the Notes in any secondary market will be affected by the supply of and demand for the Notes, the CMS Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.
      The CMS Spread. TMCC expects that the market value of the Notes at any time will depend on whether and to what degree 10CMS is greater than 2CMS plus 0.25%. In general, TMCC expects that a decrease in the CMS Spread will cause a decrease in the market value of the Notes because the interest, if any, payable on the Notes is at times based on the CMS Spread. Conversely, in general, TMCC expects that an increase in the CMS Spread will cause an increase in the market value of the Notes. However, an increase in the CMS Spread may increase the likelihood of the Notes being called.
      The CMS Spread will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.
      Volatility of the CMS Spread. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the CMS Spread changes, the market value of the Notes may change.
      Call Feature. TMCC's ability to call the Notes prior to their maturity date is likely to limit their value. If TMCC did not have the right to call the Notes, their value could be significantly different.
      Interest Rates. TMCC expects that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.
      TMCC's Credit Rating, Financial Condition and Results. Actual or anticipated changes in TMCC's credit ratings or financial condition may affect the market value of the Notes.
      The impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as an increase in the CMS Spread.

The Historical CMS Spread Is Not an Indication of the Future CMS Spread
      The historical CMS Spread should not be taken as an indication of the future CMS Spread during the term of the Notes. Changes in the relative values of 10CMS and 2CMS will affect the trading price of the Notes, but it is impossible to predict whether the relative values of 10CMS and 2CMS will rise or fall and whether the CMS Spread will rise or fall.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop
      The Notes have not been and will not be listed on any exchange. There is currently no secondary market for the Notes. The Agent currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. If the secondary market for the Notes is limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive.
Where the Agent does purchase Notes, the bid/offer spread in most cases may be wider than corporate and agency bonds bearing fixed interest rates. Due to the above factors, 100% of the principal amount is only protected at maturity. There is a risk that investors may receive substantially less than 100% should they wish to sell prior to maturity.

Inclusion of Commissions and Projected Profit from Hedging Is Likely to Adversely Affect Secondary Market Prices
      Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase Notes in secondary market transactions will likely be lower than the Issue Price, since the Issue Price included, and secondary market prices are likely to exclude the projected profit included in the cost of hedging the obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

Conflicts of Interest
      The Agent or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or each of the components making up the CMS Spread specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes.

Summary Description of the Notes

General
      The Notes are callable securities issued by TMCC that have a maturity of five years. If not previously called by TMCC, at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity. From and including the Original Issue Date to but excluding the first Interest Reset Date, the interest rate on the Notes is 4.5% per annum, and, unless TMCC calls the Notes, from and including the first Interest Reset Date to but excluding the maturity date, the interest rate on the Notes is variable and will be reset semi-annually at a per annum rate equal to the greater of (i) 5.5 times an amount equal to the difference between
(x) the CMS Spread and (y) 0.25%, and (ii) 0%. Beginning on the first Interest Reset Date, the interest rate on the Notes may equal but will not be less than zero.
      If not previously called by TMCC, the Notes mature on the Stated Maturity Date. TMCC may call the Notes, in whole and not in part, for mandatory redemption on any semi-annual interest payment date beginning on the first Redemption Date. Following an exercise of TMCC's call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest. The Notes do not provide for any redemption at your option prior to maturity.
      The Notes are unsecured general obligations of TMCC. The Notes rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.
      The Notes are not a suitable investment for investors who require regular fixed income payments because the interest rate applicable to semi-annual interest periods beginning on or after the first Interest Reset Date is variable and may be zero. During these interest periods, the interest rate is based on the difference between a 10-year constant maturity swap rate and a 2-year constant maturity swap rate. Constant maturity swap rates measure the market fixed coupon rate that is to be paid in exchange for a floating three-month-LIBOR-based rate for a specified period of time. The Notes may be an appropriate investment for investors expecting medium-term interest rates, as represented by 10CMS, to exceed short-term interest rates, as represented by 2CMS, throughout the term of the Notes.

Payment at Maturity
      Unless your Notes have been previously called by TMCC, at maturity you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

Interest
      Any interest payable on the Notes will be paid in cash semi-annually on January 22 and July 22 of each year, beginning on July 22, 2008 and ending on the maturity date, each an interest payment date. Each six-month period from and including an interest payment date to but excluding the next interest payment date, the maturity date or any earlier date upon which the Notes are redeemed is an interest period. For interest periods beginning on or after the first Interest Reset Date, the interest rate will be reset on each January 22 and July 22, each of which is referred to as an "interest reset date." During each interest period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.
      From and including the Original Issue Date to but excluding the first Interest Reset Date, the interest rate on the Notes is 4.5% per annum. Unless called by TMCC, from and including the first Interest Reset Date to but excluding the maturity date, the Notes bear interest during each interest period at a per annum rate equal to the greater of
(i) 5.5 times an amount equal to the difference between (x) 10CMS minus 2CMS, each as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters page "ISDAFIX1" (or any successor page as determined by the Calculation Agent) at 11:00 am (New York City time) on the applicable interest determination date, which difference is referred to as the CMS Spread and (y) 0.25%, and
(ii) 0%. For the purpose of determining the CMS Spread applicable to an interest period, the CMS Spread will be measured two U.S. Government Securities Business Days prior to the related interest reset date. We refer to the date that the CMS Spread is fixed for an interest reset date and the corresponding interest period as the interest determination date for the interest reset date and corresponding interest period.
      If the difference between 10CMS and 2CMS is less than or equal to 0.25% on an interest determination date, then no interest will accrue on the Notes for the interest period to which that interest determination date applies. As a result, interest payments could be zero beginning the first Interest Reset Date. Additionally, if the CMS Spread on any interest determination date results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity, the Notes are more likely to be called. If TMCC calls the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section "Risk Factors" for further information.


The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6387.
Any disclaimer or other notice that may appear below is not applicable
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